CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 16, 2006
All amounts are expressed in US dollars, unless otherwise indicated.
(unaudited)

2005 YEAR-END PRODUCTION RESULTS

HIGHLIGHTS

- Total gold production of 638,000 ounces
- Record year of production of 341,000 ounces at Rosebel
- Improved fourth quarter production at the Doyon Division and Sleeping Giant Mine

Cambior Inc. (TSX: Amex: CBJ) announces today that its gold output for 2005 totalled 638,400 ounces, in line with its production target announced in mid-May 2005. The 2005 production was lower than the 694,100 ounces produced in 2004 following the termination of operations at the Omai mine in late September 2005. Fourth quarter gold output was 141,610 ounces.

It is anticipated that Cambior will produce 529,000 ounces in 2006 at an average mine operating cost of $294 per ounce. Production will derive from the Rosebel and Sleeping Giant mines and the Doyon division.

OPERATIONS

The **Rosebel** mine produced 341,400 ounces in 2005 compared to a 2004 gold production of 273,700 ounces. The Rosebel mine commenced its commercial production on February 11th, 2004 and since then, the mill has processed ore at tonnage above design capacity following improvements and minor circuit expansions. Daily throughput averaged 19,700 tonnes in 2005 compared to 15,600 tonnes in 2004, representing a 26% increase. The higher throughput in 2005 has entailed a modification to the mining plan whereby all available ore is milled as it is mined versus the selective high grade production planned in the Feasibility Study for the initial two years of production. During 2005, the mill processed 7.2 million tonnes at an average grade of 1.56 g Au/t for gold output of 341,400 ounces, compared to 5.1 million tonnes at an average grade of 1.84 g Au/t for gold output of 273,700 ounces in 2004. Fourth quarter production was affected by a temporary throughput and recovery reduction following a failure in the thickener foundation. The impact of the incident on production was offset by a strong performance in October 2005.

For 2006, Rosebel expects to process 7.1 million tonnes of ore at an average grade of 1.56 g Au/t for a production of 335,000 ounces of gold at an estimated mine operating cost of $240 per ounce. The mill feed is projected at a nominal 19,500 tonnes per day with a soft rock to hard rock (including transition ore) ratio of 48%/52%. The increasing hard rock component along with a higher stripping ratio will entail an increased operating cost. Mine production will originate from the Pay Caro and Royal Hill pits in 2006.

Based on the success obtained with the reserves development programs completed in 2005, similar efforts are planned in 2006. An initial budget of $5.0 million is assigned to development drilling of the existing deposits and an additional $1.5 million exploration budget targets new deposits on the Rosebel mining concession.

For 2005, the **Doyon Division** (which includes both the Doyon and Mouska mines) produced 157,600 ounces of gold, compared to the 146,500 ounces produced in 2004. The 7.5% increase is attributable to the resumption of production at the Mouska mine following the completion of the shaft deepening project in October 2004 and operational improvements following the reorganization of the Doyon mine in September 2004. The gold output for the fourth quarter was affected by maintenance on the Doyon hoist. In 2006, Cambior expects the Doyon Division to mill a total of 820,000 tonnes of ore at an average grade of 5.9g Au/t for a total production of 150,000 ounces of gold at an estimated mine operating cost of $381 per ounce. Capital expenditures for 2006 are estimated at $7.1 million, mainly for the underground development at both mines and exploration at the Mouska mine.

Cambior's share of **Sleeping Giant**'s production amounted to 40,000 ounces of gold in 2005 compared to 33,500 ounces in 2004. Cambior increased its ownership by acquiring the residual 50% interest in the mine in May 2005. Production was seriously impaired from May to August due to the loss of experienced miners. Gold production of the fourth quarter reached 13,786 ounces versus 9,800 during the previous quarter, which represents a 41% increase. This result shows the positive impacts of the training program put in place by the Company in response to the manpower shortage. Supported by a rejuvenated workforce, Sleeping Giant targets a production of 43,800 ounces of gold at an estimated mine operating cost of $408 for 2006. Capital expenditures are estimated at $2.0 million and will be devoted to reserve development and deferred development to access ore zones at depth.

As previously mentioned, **Omai** ended its operations during the third quarter of 2005. The final year was mostly devoted to processing the low grade stockpiled ore accumulated in the early years of operations. As a consequence, a total of 3.7 million tonnes of ore were processed over the course of 2005 at an average grade 0.91 g Au/t, compared to 5.5 million tonnes at an average grade of 1.46g Au/t in 2004. This resulted in a production of 99,500 ounces of gold in 2005 compared to 240,400 ounces in 2004.

Commercial production at Omai was initiated in January 1993 and ceased in September 2005 after having processed all available reserves. Over the course of its life, the mine has produced over 3.7 million ounces of gold, 1.6 million ounces in excess of the production originally estimated in the initial Feasibility Study. The Company has substantially completed the rehabilitation of the mine site with reclamation of the waste dumps and tailings ponds essentially completed. Several facilities and equipment have already been transferred to other Cambior operations and projects. Prior to final dismantling, the Company will carry out an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit.

For 2005, niobium sales from the **Niobec** mine totalled $50.4 million compared to $36.6 million in 2004. Cambior acquired the residual 50% interest in Niobec in July 2004, which was the major contributing factor to the increase in sales. In September 2005, the Company completed a major phase of its mill expansion and optimization program to improve the concentrate recovery. The improvements, along with a throughput expansion, provide Niobec with a 20% increase in capacity. This enhanced capacity should allow Cambior to generate sales totalling $60 million in 2006. Capital expenditures for 2006 are estimated at $6.2 million of which $3.9 million will be invested to further increase capacity and reserves.

Our new **Bauxite** operations completed their first year of production with total sales of $ 38.7 million. Several milestones have been achieved during the year with the completion of the Phase 1 rehabilitation program, the main task being the total rebuilt of Kiln #14 which started its commercial production on October 1st, 2005. Combined production of kiln #13 and #14 reached 28,300 tonnes of high-alumina bauxite in December 2005. Phase 2 of the rehabilitation project should be completed in 2006 and involves the installation of a new crusher and wash plant with related conveyors, and the refurbishment of the Kiln #13. A sum of $20 million will be invested in Phase 2 rehabilitation and will be funded by a $15 million increase of the non-recourse loan facility and operating cash flow. Sales projections for 2006 reflect a production of 300,000 tonnes of RASC and should reach $63 million.

Camp Caiman Project

Cambior released the highlights of its feasibility study on the Camp Caiman Project on August 8, 2005. The Company has been working towards satisfying the conditions established by the Board of Directors to move the Project to construction in the second quarter of 2006.

Cambior has filed permit applications on September 15, 2005 to begin construction. The approval process is ongoing and to date, no major issues have been identified which could delay approval.

The Company and the French Guiana Mining Association have also been meeting with French Guiana regional authorities to secure more favorable levies on fuel to match the conditions enjoyed by other industrial sectors in the region. Developments on this matter are expected in the first quarter.

The Company has also filed an application with the French Government authorities on December 14, 2005, to secure incentive funding under *Loi Girardin*, specifically designed for project development in overseas departments or territories of France. The Company anticipates receiving $30-$35 million under this program to be applied towards the capital cost of the Project.

The Camp Caiman Project development costs are estimated at $115 million, of which $62 million are planned for 2006. The Project would be completed in late 2007. In addition to the *Loi Girardin* funding, the Company intends to finance the development of the Project with a renewed corporate credit facility and internally generated cash flows.

The Camp Caiman Project is expected to produce an average of 150,000 ounces of gold in its first three years of operations at an average production cost of $228 per ounce. Total production from currently identified reserves will be 866,700 ounces at an average operating cost of $268 per ounce over a seven-year mine life.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer stated: "Rosebel had an excellent year in 2005 and our Canadian operations continued to struggle with a strong Canadian dollar, high employee turnover and operational issues arising in mature mining operations. While we are saddened by the Omai shutdown in September, we are however excited by the planned construction release of the Camp Caiman Project. We look forward to build on our momentum generated from the success at Rosebel to build shareholder value".

Fourth Quarter and Year-End 2005 Financial Results Conference Call

It is expected that Cambior will release its fourth quarter results and 2005 year-end audited financial results on February 20, 2006. Accordingly, Cambior anticipates hosting a conference call on **February 21, 2006** at 10:30 a.m., local time, to discuss its fourth quarter results and 2005 year-end audited financial results.

Financial analysts are invited to participate in the call by dialing 1-800-274-8650 in North America. Outside of North America, please dial (416) 641-6653. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at **www.cambior.com** or through CCNMatthews at **www.ccnmatthews.com/cambior**.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation # 21281925. The webcast will also be archived on the Company's website.

2006 Gold Rush Investment Forum Presentation

On Wednesday, **January 18, 2006**, Louis P. Gignac, Cambior's President and Chief Executive Officer, will make a presentation at Sprott Securities Inc.'s 2006 Gold Rush Investment Forum in Toronto. The presentation will be archived on the Company's website at **www.cambior.com**.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic and operational plans, production and sales targets and timetables, reserve and resource development and potential increase, estimates of future mine operating costs and capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, authorizations or licences and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations
Tel: (450) 677-2699
Toll free : 1 (866) 554-0554
Fax: (450) 677- 3382
E-mail: info@cambior.com
Web: www.cambior.com

Renmark Financial Communications
Sylvain Laberge
Jason Roy
Tel. : (514) 939-3989

www.renmarkfinancial.com

PR-2006-02

TABLE 1

(Cambior's share) (unaudited)	Fourth Quarter		Year		
	2004 (Actual)	**2005 (Actual)**	2004 (Actual)	**2005 (Actual)**	**2006 Target**
GOLD					
Rosebel[1]					
Production (ounces)	93,300	**81,811**	273,700	**341,400**	**335,000**
Tonnage milled (t)	1,580,000	**1,786,332**	5,067,000	**7,196,382**	**7,100,000**
Grade milled (g Au/t)	1.93	**1.51**	1.84	**1.56**	**1.56**
Recovery (%)	95	**94**	94	**94**	**94**
Omai					
Production (ounces)	43,000	**2,630**	240,400	**99,500**	**-**
Tonnage milled (t)	1,414,500	**-**	5,545,400	**3,703,200**	**-**
Grade milled (g Au/t)	1.04	**-**	1.45	**0.91**	**-**
Recovery (%)	91	**-**	93	**90**	
Doyon Division [2]					
Production (ounces)	31,300	**43,400**	146,500	**157,600**	**150,000**
Tonnage milled (t)					
Underground mines	180,100	**188,381**	964,200	**773,211**	**732,000**
Open pit & Low Grade stockpiles	21,900	**14,490**	207,800	**33,190**	**88,600**
Total	202,000	**202,864**	1,172,000	**806,394**	**820,600**
Grade milled (g Au/t)					
Underground mines	5.5	**6.9**	4.6	**6.4**	**6.4**
Open pit & Low grade stockpiles	1.3	**1.0**	1.6	**1.0**	**1.4**
Average	5.0	**6.5**	4.0	**6.3**	**5.9**
Recovery (%)	97	**97**	96	**96**	**96**
Sleeping Giant [4]					
Production (ounces)	7,500	**13,800**	33,500	**40,000**	**44,000**
Tonnage milled (t)	22,500	**40,691**	96,500	**121,251**	**126,000**
Grade milled (g Au/t)	10.7	**10.9**	11.1	**10.6**	**11.1**
Recovery (%)	97	**97**	97	**97**	**97**
Total gold production (ounces)	175,100	**141,640**	694,100	**638,400**	**529,000**
INDUSTRIAL MINERALS (in millions US $) - Unaudited					
Niobium sales [3]	12.5	**14.2**	36.6	**50.4**	**60.0**
Bauxite sales	-	**12.6**	-	**38.7**	**63.0**

[1]   Commercial production started on February 11, 2004. Production excluded 8,000 ounces in permanent circuit inventory.

[2]   Includes the Doyon and Mouska mines.

[3]   On July 2, 2004 the Company acquired the remaining 50% interest of the Niobec mine by completing the acquisition of Sequoia Minerals Inc.

[4]   In May 2005, the Company acquired the remaining 50% interest of the Sleeping Giant mine.